United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Salobo Mine plant - Marabá, Pará, Brazil

Interim Financial Statements

September 30, 2023

BRGAAP

(A free translation of the original in Portuguese)

VALE

Contents

Report on review of quarterly information	1
Consolidated Income Statement	3
Income Statement of the Parent Company	4
Consolidated and Parent Company’s Statement of Comprehensive Income	5
Consolidated Statement of Cash Flows	6
Statement of Cash Flows of the Parent Company	7
Consolidated and Parent Company’s Statement of Financial Position	8
Statement of Changes in Equity	9
Consolidated and Parent Company’s Value Added Statement	10
1. Corporate information	11
2. Basis of preparation of interim financial statements	11
3. Significant events in the three-month period ended September 30, 2023	12
4. Information by business segment and geographic area	13
5. Costs and expenses by nature	16
6. Financial results	17
7. Income taxes	18
8. Basic and diluted earnings per share	19
9. Cash flows reconciliation	20
10. Accounts receivable	22
11. Inventories	23
12. Suppliers and contractors	23
13. Other financial assets and liabilities	24
14. Investments in associates and joint ventures	25
15. Acquisitions and divestitures	27
16. Intangibles	30
17. Property, plant, and equipment	31
18. Financial and capital risk management	32
19. Financial assets and liabilities	38
20. Participative shareholders’ debentures	39
21. Loans, borrowings, leases, cash and cash equivalents and short-term investments	39
22. Brumadinho dam failure	42
23. Liabilities related to associates and joint ventures	45
24. Provision for de-characterization of dam structures and asset retirement obligations	47
25. Provisions	49
26. Litigations	50
27. Employee benefits	51
28. Equity	52
29. Related parties	53

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2023, which comprises the financial position as of September 30, 2023 and the respective income statements and the statements of comprehensive income for the three and nine-month periods then ended, the statement of changes in equity for the nine-month period then ended, the parent company statement of cash flows for the nine-month period then ended and the consolidated statements of cash flows for the three and nine-month periods then ended, and explanatory notes.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the quarterly information, and presented in accordance with the standards issued by the CVM.

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2023. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 26, 2023

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Patricio Marques Roche

Contador CRC 1RJ081115/O-4

2

Consolidated Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Continuing operations
Net operating revenue	4(b)	51,962	52,080	143,561	163,773
Cost of goods sold and services rendered	5(a)	(30,851)	(33,043)	(85,931)	(86,594)
Gross profit		21,111	19,037	57,630	77,179

Operating expenses
Selling and administrative	5(b)	(732)	(626)	(2,032)	(1,880)
Research and development		(917)	(888)	(2,456)	(2,264)
Pre-operating and operational stoppage	24	(561)	(474)	(1,718)	(1,810)
Other operating expenses, net	5(c)	(2,489)	(1,982)	(5,535)	(5,630)
Impairment reversal (impairment) and results on disposal of non-current assets, net	15 and 17	(376)	(226)	(719)	4,773
Operating income		16,036	14,841	45,170	70,368

Financial income	6	487	743	1,638	2,203
Financial expenses	6	(1,771)	(1,033)	(5,394)	(4,557)
Other financial items, net	6	(633)	12,457	(1,649)	17,172
Equity results and other results in associates and joint ventures	14 and 23	463	401	208	1,238
Income before income taxes		14,582	27,409	39,973	86,424

Income taxes	7	(616)	(4,181)	(11,521)	(19,566)

Net income from continuing operations		13,966	23,228	28,452	66,858
Net income (loss) attributable to noncontrolling interests		102	(58)	494	311
Net income from continuing operations attributable to Vale's shareholders		13,864	23,286	27,958	66,547

Discontinued operations
Net income from discontinued operations	15(g)	-	-	-	9,818
Net income from discontinued operations attributable to Vale's shareholders		-	-	-	9,818

Net income		13,966	23,228	28,452	76,676
Net income (loss) attributable to noncontrolling interests		102	(58)	494	311
Net income attributable to Vale's shareholders		13,864	23,286	27,958	76,365

Basic and diluted earnings per share from continuing operations	8
Common share (R$)		3.21	5.12	6.37	14.24

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (R$)		3.21	5.12	6.37	16.34

The accompanying notes are an integral part of these interim financial statements.

3

Income Statement of the Parent Company

In millions of Brazilian reais, except earnings per share

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022

Net operating revenue		34,135	39,200	97,339	110,749
Cost of goods sold and services rendered		(16,445)	(16,510)	(47,467)	(44,188)
Gross profit		17,690	22,690	49,872	66,561

Operating expenses
Selling and administrative		(399)	(334)	(1,130)	(943)
Research and development		(420)	(395)	(1,170)	(1,054)
Pre-operating and operational stoppage	24	(547)	(454)	(1,653)	(1,747)
Equity results and others results from subsidiaries		2,769	4,521	2,870	28,662
Other operating expenses, net		(2,632)	(2,017)	(5,328)	(5,598)
Impairment and results on disposals of non-current assets, net		(345)	(171)	(622)	(569)
Operating income		16,116	23,840	42,839	85,312

Financial income		241	462	807	1,579
Financial expenses		(2,189)	(1,706)	(6,648)	(4,563)
Other financial items, net		(715)	4,904	(1,309)	9,103
Equity results and other results in associates and joint ventures	14 and 23	463	401	208	1,238
Income before income taxes		13,916	27,901	35,897	92,669

Income taxes	7	(52)	(4,615)	(7,939)	(16,304)

Net income		13,864	23,286	27,958	76,365

Basic and diluted earnings per share	8
Common share (R$)		3.21	5.12	6.37	16.34

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated and Parent Company’s Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Net income		13,966	23,228	28,452	76,676
Other comprehensive income:
Items that will not be reclassified to income statement
Retirement benefit obligations		265	43	206	761
Fair value adjustment to investment in equity securities		-	-	63	-
		265	43	269	761

Items that may be reclassified to income statement
Translation adjustments		619	(1,346)	(2,058)	(6,906)
Net investment hedge	18	(337)	(246)	386	162
Cash flow hedge	18	(83)	206	(4)	203
Reclassification of cumulative translation adjustment to income statement	14(a) and 15	-	(8,275)	-	(23,690)
		199	(9,661)	(1,676)	(30,231)
Comprehensive income		14,430	13,610	27,045	47,206

Comprehensive income attributable to noncontrolling interests		369	193	198	543
Comprehensive income attributable to Vale's shareholders		14,061	13,417	26,847	46,663

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Net income		13,864	23,286	27,958	76,365
Other comprehensive income:
Items that will not be reclassified to income statement
Retirement benefit obligations		(5)	(8)	(16)	(21)
Equity results	14	270	51	222	782
Fair value adjustment to investment in equity securities		-	-	63
		265	43	269	761

Items that may be reclassified to income statement
Translation adjustments		352	(1,597)	(1,762)	(7,138)
Net investment hedge	18	(337)	(246)	386	162
Cash flow hedge		(6)	(8)	-	(70)
Equity results	14	(77)	214	(4)	273
Reclassification of cumulative translation adjustment to income statement	14(a) and 15	-	(8,275)	-	(23,690)
		(68)	(9,912)	(1,380)	(30,463)
Comprehensive income		14,061	13,417	26,847	46,663

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Cash Flows

In millions of Brazilian reais

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash flow from operations	9(a)	20,226	23,038	58,669	80,581
Interest on loans and borrowings paid	9(c)	(846)	(1,027)	(2,714)	(3,356)
Cash received (paid) on settlement of derivatives, net	18(d)	339	511	1,204	(78)
Payments related to Brumadinho event	22	(1,429)	(2,179)	(4,543)	(4,093)
Payments related to de-characterization of dams	24	(711)	(502)	(1,588)	(1,271)
Interest on participative shareholders' debentures paid	20	-	-	(637)	(1,120)
Income taxes (including settlement program) paid		(3,493)	(3,013)	(8,095)	(22,662)
Net cash generated by operating activities from continuing operations		14,086	16,828	42,296	48,001
Net cash generated by operating activities from discontinued operations	15(g)	-	-	-	213
Net cash generated by operating activities		14,086	16,828	42,296	48,214

Cash flow from investing activities:
Capital expenditures	4(c)	(7,145)	(6,455)	(18,991)	(18,792)
Proceeds (payments) from disposal of investments, net	9(b)	-	745	(346)	3,014
Dividends received from associates and joint ventures	14	-	149	527	862
Other investing activities, net		(1,127)	246	(1,620)	1,001
Net cash used in investing activities from continuing operations		(8,272)	(5,315)	(20,430)	(13,915)
Net cash used in investing activities from discontinued operations	15(g)	-	-	-	(534)
Net cash used in investing activities		(8,272)	(5,315)	(20,430)	(14,449)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	727	805	9,585	4,133
Payments of loans and borrowings from third parties	9(c)	(62)	(2,275)	(3,090)	(11,637)
Payments of leasing	22	(226)	(252)	(694)	(744)
Dividends and interest on capital paid to Vale’s shareholders	28(c)	(8,277)	(16,243)	(17,726)	(34,092)
Dividends and interest on capital paid to noncontrolling interest		-	(16)	(41)	(51)
Shares buyback program	28(d)	(2,660)	(3,636)	(13,374)	(25,564)
Stake acquisition on subsidiaries	15(c)	-	-	(653)	-
Net cash used in financing activities from continuing operations		(10,498)	(21,617)	(25,993)	(67,955)
Net cash used in financing activities from discontinued operations	15(g)	-	-	-	(54)
Net cash used in financing activities		(10,498)	(21,617)	(25,993)	(68,009)

Net decrease in cash and cash equivalents		(4,684)	(10,104)	(4,127)	(34,244)
Cash and cash equivalents in the beginning of the period		24,013	37,633	24,711	65,409
Effect of exchange rate changes on cash and cash equivalents		535	486	(720)	(3,089)
Cash and cash equivalents from subsidiaries sold, net		-	-	-	(61)
Cash and cash equivalents at end of the period		19,864	28,015	19,864	28,015

The accompanying notes are an integral part of these interim financial statements.

6

Statement of Cash Flows of the Parent Company

In millions of Brazilian reais

		Parent Company
		Nine-month period ended September 30,
	Notes	2023	2022
Cash flow from operations	9(a)	52,920	61,177
Interest on loans and borrowings paid		(5,164)	(3,570)
Cash received on settlement of derivatives, net		808	823
Payments related to Brumadinho event	22	(4,543)	(4,093)
Payments related to de-characterization of dams	24	(1,588)	(1,271)
Interest on participative shareholders' debentures paid	20	(637)	(1,120)
Income taxes (including settlement program) paid		(7,224)	(21,519)
Net cash generated by operating activities		34,572	30,427

Cash flow from investing activities:
Capital expenditures		(13,295)	(12,968)
Additions to investments		(539)	(939)
Proceeds (payments) from disposal of investments, net	9(b)	(346)	815
Dividends received from associates and joint ventures		1,497	8,388
Short-term investments		(208)	723
Other investing activities, net		(4,479)	(5,557)
Net cash used in investing activities		(17,370)	(9,538)

Cash flow from financing activities:
Loans and borrowings from third parties		2,308	967
Payments of loans and borrowings from third parties		(335)	(3,657)
Payments of leasing		(161)	(184)
Dividends and interest on capital paid to shareholders	28(c)	(17,726)	(34,092)
Shares buyback program	28(d)	(6,906)	(11,849)
Net cash used in financing activities		(22,820)	(48,815)

Net decrease in cash and cash equivalents		(5,618)	(27,926)
Cash and cash equivalents in the beginning of the period		7,896	34,266
Cash and cash equivalents from subsidiaries sold or incorporated, net		-	85
Cash and cash equivalents at end of the period		2,278	6,425

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated and Parent Company’s Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	21	19,864	24,711	2,278	7,896
Short-term investments	21	304	320	20	15
Accounts receivable	10	16,766	22,537	40,396	47,380
Other financial assets	13	2,135	1,788	1,809	1,160
Inventories	11	25,609	23,386	7,969	7,817
Recoverable taxes	7(d)	6,784	6,639	5,279	5,270
Other		2,012	1,628	1,555	1,906
		73,474	81,009	59,306	71,444
Non-current assets
Judicial deposits	26(c)	6,492	6,338	6,106	6,092
Other financial assets	13	2,938	1,462	2,234	1,125
Recoverable taxes	7(d)	6,326	5,793	4,133	3,564
Deferred income taxes	7(a)	48,486	56,195	43,547	48,697
Other		6,169	5,316	3,571	2,579
		70,411	75,104	59,591	62,057

Investments	14	9,629	9,381	125,710	122,573
Intangibles	16	52,995	53,421	36,588	36,640
Property, plant, and equipment	17	239,112	234,472	134,762	136,322
		372,147	372,378	356,651	357,592
Total assets		445,621	453,387	415,957	429,036

Liabilities
Current liabilities
Suppliers and contractors	12	27,955	23,278	17,952	14,248
Loans, borrowings and leases	21	4,888	2,552	3,496	1,098
Other financial liabilities	13	7,708	8,725	23,162	31,681
Taxes payable	7(d)	3,153	2,454	2,294	1,828
Settlement program ("REFIS")	7(c)	2,040	1,934	2,040	1,934
Liabilities related to associates and joint ventures	23	4,503	9,973	4,503	9,973
Provisions	25	4,722	5,402	3,462	3,932
Liabilities related to Brumadinho	22	6,629	4,926	6,629	4,926
De-characterization of dams and asset retirement obligations	24	4,230	3,450	3,502	2,954
Dividends payable		-	7,214	-	7,200
Other		2,494	2,570	3,148	2,608
		68,322	72,478	70,188	82,382
Non-current liabilities
Loans, borrowings, and leases	21	65,401	63,778	15,035	16,062
Participative shareholders' debentures	20	12,042	14,218	12,042	14,218
Other financial liabilities	13	12,935	14,835	63,631	63,176
Settlement program ("REFIS")	7(c)	8,732	9,753	8,732	9,753
Deferred income taxes	7(a)	6,724	7,372	-	-
Provisions	25	12,881	12,759	8,667	8,141
Liabilities related to Brumadinho	22	9,380	12,356	9,380	12,356
De-characterization of dams and asset retirement obligations	24	30,600	34,019	21,438	23,421
Liabilities related to associates and joint ventures	23	11,620	7,355	11,620	7,355
Streaming transactions		8,120	8,411	-	-
Other		1,197	1,159	5,052	5,060
		179,632	186,015	155,597	159,542
Total liabilities		247,954	258,493	225,785	241,924

Equity	28
Equity attributable to Vale's shareholders		190,172	187,112	190,172	187,112
Equity attributable to noncontrolling interests		7,495	7,782	-	-
Total equity		197,667	194,894	190,172	187,112
Total liabilities and equity		445,621	453,387	415,957	429,036

The accompanying notes are an integral part of these interim financial statements.

8

Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as at December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	27,958	27,958	494	28,452
Other comprehensive income		-	-	-	-	227	(1,338)	-	(1,111)	(296)	(1,407)
Dividends and interest on capital of Vale's shareholders	28(c)	-	-	(2,265)	-	-	-	(8,277)	(10,542)	-	(10,542)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(187)	(187)
Acquisitions and disposal of noncontrolling interest	15(c)	-	-	-	-	15	-	-	15	(298)	(283)
Shares buyback program	28(d)	-	-	-	(13,374)	-	-	-	(13,374)	-	(13,374)
Treasury shares canceled	28(b)	-	-	(21,397)	21,397	-	-	-	-	-	-
Share-based payment programs	27(b)	-	-	-	132	(18)	-	-	114	-	114
Balance as at September 30, 2023		77,300	3,634	84,551	(17,520)	(5,052)	27,578	19,681	190,172	7,495	197,667

Balance as at December 31, 2021		77,300	3,634	87,621	(29,189)	(6,899)	59,936	-	192,403	4,655	197,058
Net income		-	-	-	-	-	-	76,365	76,365	311	76,676
Other comprehensive income		-	-	-	-	1,070	(30,772)	-	(29,702)	232	(29,470)
Dividends and interest on capital of Vale's shareholders		-	-	(17,849)	-	-	-	(16,243)	(34,092)	-	(34,092)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(30)	(30)
Acquisitions and disposal of noncontrolling interest	15(g)	-	-	-	-	-	-	-	-	2,780	2,780
Shares buyback program	28(d)	-	-	-	(25,564)	-	-	-	(25,564)	-	(25,564)
Treasury shares canceled	28(b)	-	-	(34,055)	34,055	-	-	-	-	-	-
Share-based payment programs		-	-	-	99	29	-	-	128	-	128
Balance as at September 30, 2022		77,300	3,634	35,717	(20,599)	(5,800)	29,164	60,122	179,538	7,948	187,486

The accompanying notes are an integral part of these interim financial statements.

9

Consolidated and Parent Company’s Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Nine-month period ended September 30,
	2023	2022	2023	2022
Generation of value added
Gross revenue
Revenue from products and services	145,065	165,731	98,848	112,622
Revenue from the construction of own assets	5,633	6,077	4,794	4,937
Other revenues	2,010	1,190	1,419	765
Less:
Cost of products, goods and services sold	(30,395)	(28,499)	(19,824)	(16,810)
Material, energy, third-party services and other	(35,209)	(36,494)	(14,490)	(14,103)
Impairment reversal (impairment and disposals) of non-current assets, net	(719)	4,773	(622)	(569)
Expenses related to Brumadinho event	(3,401)	(3,796)	(3,401)	(3,796)
De-characterization of dams	-	(192)	-	(192)
Other costs and expenses	(10,925)	(10,999)	(7,283)	(7,274)
Gross value added	72,059	97,791	59,441	75,580
Depreciation, amortization and depletion	(11,072)	(11,652)	(6,785)	(6,497)
Net value added	60,987	86,139	52,656	69,083

Received from third parties
Equity results	208	1,238	3,078	29,900
Financial expenses	(170)	455	(810)	353
Total value added from continuing operations to be distributed	61,025	87,832	54,924	99,336
Value added from discontinued operations to be distributed	-	(1,733)		-
Total value added to be distributed	61,025	86,099	54,924	99,336

Personnel and charges
Direct compensation	5,093	5,089	2,722	2,764
Benefits	2,284	1,882	1,748	1,185
FGTS	378	342	333	307
Taxes and contributions
Federal taxes	15,823	24,996	12,250	21,562
State taxes	3,513	2,031	2,903	1,973
Municipal taxes	116	106	69	67
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	4,398	(14,951)	6,033	(6,353)
Leasing	968	1,479	908	1,466
Remuneration of own capital
Reinvested net income from continuing operations	27,958	66,547	27,958	76,365
Net income attributable to noncontrolling interest	494	311	-	-
Distributed value added from continuing operations	61,025	87,832	54,924	99,336
Distributed value added from discontinued operations	-	(1,733)	-	-
Distributed value added	61,025	86,099	54,924	99,336

The accompanying notes are an integral part of these financial statements.

10

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the share exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv) platinum, gold, silver, and cobalt as by-products of nickel and copper. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Most of the Company’s products are sold to international markets, through the Company's main trading company, Vale International SA (“VISA”), a wholly owned subsidiary located in Switzerland.

In addition, Vale has investments in associates and joint operations which operate energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until the sale of this operation in April 2022 (note 15g), which results are presented in these interim financial statements as “discontinued operations”.

In line with the Company’s energy transition strategy, Vale entered into an agreement with Manara Minerals and Engine No. 1 during the current quarter to sell a minority interest in the energy transition metals business (notes 3 and 15a).

2. Basis of preparation of interim financial statements

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34/CPC 21 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), as implemented in Brazil by the Brazilian Accountant Pronouncements Committee ("CPC"), approved by the Brazilian Securities Exchange Commission ("CVM"). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2022. Accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 26, 2023.

a) New and amended standards

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures, which provide requirements for disclosures on sustainability-related risks and opportunities and climate-related specific disclosures, respectively. The Company is currently assessing the potential impacts arising from these standards, which are both effective for annual reporting periods beginning on or after 1 January 2024.

Certain other new accounting standards, amendments and interpretations have been published that are not mandatory for December 31, 2023 reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Functional currency and presentation currency

The interim financial information of the Parent Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company is the Brazilian real (“R$”).

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2023	December 31, 2022	2023	2022	2023	2022
US Dollar ("US$")	5.0076	5.2177	4.8803	5.2462	5.0083	5.1360
Canadian dollar ("CAD")	3.6997	3.8550	3.6404	4.0189	3.7228	4.0024
Euro ("EUR")	5.3000	5.5694	5.3122	5.2838	5.4249	5.4629

3. Significant events in the three-month period ended September 30, 2023

Strategic partnership on the Energy Transition Metals business (note 15a) - In July 2023, the Company signed two separate binding agreements with Manara Minerals and Engine No. 1, which will hold a combined 13% equity interest in Vale Base Metals Limited (“VBM”) for the consideration of approximately R$17 billion (US$3.4 billion). These agreements will be accounted for as an equity transaction with any result being recognized in shareholder’s equity upon closing of the transaction.

Shareholders remuneration (note 28c) - On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of R$8,277 (US$1,744 million) as an anticipation of the remuneration for the year ended December 31, 2023. This amount was fully paid in September 2023.

On October 26, 2023 (subsequent event), the Board of Directors approved an additional remuneration to its shareholders in the amount of R$10,033 (US$2,000 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which R$3,295 (US$657 million) was approved as interest on capital and R$6,738 (US$1,343 million) as dividends. This amount is expected to be paid in December 2023.

Share buyback program (subsequent event) - On October 26, 2023, the Board of Directors approved the common shares buyback program, limited to a maximum of 150 million common shares or their respective ADRs. The new share buyback program aims to continue the program approved in April 2022, which will be concluded in October 2023.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4. Information by business segment and geographic area

Segment	Main activities
Iron Solutions	Comprise the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise the production and extraction of metallurgical and thermal coal and its logistic related services.
Other	Includes the revenue and cost of other products, services, research and development, investments in joint ventures and associates of other business and corporate expenses unallocated to the reportable segments, financial information related to Midwestern system and costs related to the Brumadinho event.

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Committee and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment) and results on disposal of non-current assets.

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022

Iron ore		18,101	14,704	47,028	60,249
Iron ore pellets		3,475	4,909	10,995	14,906
Other ferrous products and services		229	186	481	512
Iron Solutions		21,805	19,799	58,504	75,667

Nickel		539	1,104	3,561	6,674
Copper		1,315	826	3,622	2,136
Energy Transition Metals		1,854	1,930	7,183	8,810

Other		(3,208)	(2,444)	(7,532)	(6,728)

Adjusted EBITDA from continuing operations		20,451	19,285	58,155	77,749

Depreciation, depletion and amortization	4(c)	(3,812)	(4,069)	(11,072)	(11,652)
Impairment reversal (impairment) and results on disposal of non-current assets, net and other (i)	15 and 17	(603)	(226)	(1,386)	4,773
Dividends received and interest from associates and joint ventures	14	-	(149)	(527)	(502)
Operating income		16,036	14,841	45,170	70,368

Equity results and other results in associates and joint ventures	14	463	401	208	1,238
Financial results	6	(1,917)	12,167	(5,405)	14,818
Income taxes	7	(616)	(4,181)	(11,521)	(19,566)
Net income from continuing operations		13,966	23,228	28,452	66,858

(i) Includes adjustments of R$228 (US$47 million) and R$668 (US$134 million) in the three and nine-month periods ended September 30, 2023, respectively, to reflect the performance of the streaming transactions at market prices.

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Adjusted EBITDA from discontinued operations		-	-	-	874

Impairment and results on disposals of non-current assets, net (i)		-	-	-	(2,867)
Operating loss	15(g)	-	-	-	(1,993)

Financial results		-	-	-	14,603
Derecognition of noncontrolling interest		-	-	-	(2,783)
Income taxes		-	-	-	(9)
Net income from discontinued operations	15(g)	-	-	-	9,818

b) Net operating revenue by shipment destination

	Consolidated
	Three-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	309	7	366	189	-	871
United States of America	-	186	-	1,389	-	-	1,575
Germany	231	-	-	365	675	-	1,271
Europe, except Germany	807	89	-	1,111	1,389	-	3,396
Middle East, Africa, and Oceania	-	3,114	-	53	-	-	3,167
Japan	2,916	505	2	692	-	-	4,115
China	27,505	-	-	942	266	-	28,713
Asia, except Japan and China	2,902	591	15	396	489	-	4,393
Brazil	1,522	1,982	678	71	-	208	4,461
Net operating revenue	35,883	6,776	702	5,385	3,008	208	51,962

	Consolidated
	Three-month period ended September 30, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	670	-	728	-	-	1,398
United States of America	-	531	-	1,689	-	-	2,220
Germany	399	84	-	945	560	-	1,988
Europe, except Germany	1,012	658	-	1,671	1,828	-	5,169
Middle East, Africa, and Oceania	-	3,301	-	55	-	-	3,356
Japan	3,434	166	1	880	-	-	4,481
China	22,718	-	-	1,590	-	-	24,308
Asia, except Japan and China	2,662	754	12	568	130	-	4,126
Brazil	1,483	2,536	609	95	-	311	5,034
Net operating revenue	31,708	8,700	622	8,221	2,518	311	52,080

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	5	1,572	7	1,717	198	-	3,499
United States of America	-	1,111	-	5,254	-	-	6,365
Germany	934	173	6	1,883	1,965	-	4,961
Europe, except Germany	4,329	1,396	-	3,887	4,287	-	13,899
Middle East, Africa, and Oceania	-	7,786	-	145	-	-	7,931
Japan	8,488	1,042	2	2,243	-	-	11,775
China	66,022	12	-	2,415	814	-	69,263
Asia, except Japan and China	7,570	1,132	37	2,249	718	-	11,706
Brazil	5,185	6,412	1,834	261	-	470	14,162
Net operating revenue	92,533	20,636	1,886	20,054	7,982	470	143,561

	Consolidated
	Nine-month period ended September 30, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	1,997	27	2,135	-	625	4,784
United States of America	-	903	-	5,293	-	-	6,196
Germany	1,512	84	-	2,552	2,078	-	6,226
Europe, except Germany	5,979	1,494	-	4,225	3,937	-	15,635
Middle East, Africa, and Oceania	-	9,117	-	100	-	123	9,340
Japan	10,245	918	3	2,830	23	-	14,019
China	73,486	209	37	4,079	-	-	77,811
Asia, except Japan and China	8,395	1,615	47	1,985	583	225	12,850
Brazil	5,289	8,264	1,755	253	-	1,351	16,912
Net operating revenue	104,906	24,601	1,869	23,452	6,621	2,324	163,773

c) Assets by segment

	Consolidated
	September 30, 2023				December 31, 2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	6,740	59	2,830	9,629	6,762	-	2,619	9,381
Intangibles	43,419	9,265	311	52,995	43,465	9,640	316	53,421
Property, plant and equipment	135,004	91,190	12,918	239,112	128,970	92,912	12,590	234,472
	185,163	100,514	16,059	301,736	179,197	102,552	15,525	297,274

	Three-month period ended September 30,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	2,484	1,255	73	3,812	2,315	1,707	47	4,069

Capital expenditures
Sustaining capital (i)	2,973	1,742	146	4,861	2,605	1,806	86	4,497
Project execution	1,720	469	95	2,284	1,044	421	493	1,958
	4,693	2,211	241	7,145	3,649	2,227	579	6,455

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Nine-month period ended September 30,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	7,055	3,807	210	11,072	6,937	4,526	189	11,652

Capital expenditures
Sustaining capital (i)	7,964	4,724	466	13,154	7,595	4,906	367	12,868
Project execution	4,216	1,313	308	5,837	2,964	1,214	1,746	5,924
	12,180	6,037	774	18,991	10,559	6,120	2,113	18,792

(i) According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

d) Assets by geographic area

	Consolidated
	September 30, 2023				December 31, 2022
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	9,570	43,769	155,769	209,108	9,381	43,783	147,191	200,355
Canada	-	9,217	56,143	65,360	-	9,624	58,325	67,949
Americas, except Brazil and Canada	-	-	20	20	-	-	20	20
Europe	-	1	3,518	3,519	-	-	3,897	3,897
Indonesia	59	4	13,878	13,941	-	6	14,251	14,257
Asia, except Indonesia and China	-	-	3,695	3,695	-	-	4,102	4,102
China	-	2	78	80	-	5	98	103
Oman	-	2	6,011	6,013	-	3	6,588	6,591
Total	9,629	52,995	239,112	301,736	9,381	53,421	234,472	297,274

5. Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Materials and services	5,316	5,024	14,498	12,809
Freight	5,905	6,883	14,377	17,029
Maintenance	4,871	3,956	13,811	11,213
Depreciation, depletion and amortization	3,649	3,946	10,479	11,152
Acquisition of products	2,756	4,016	8,242	9,734
Personnel	2,248	2,382	6,928	6,627
Fuel oil and gas	2,039	2,608	6,145	5,841
Royalties	1,682	1,283	4,465	3,761
Energy	1,048	984	2,831	2,665
Others	1,337	1,961	4,155	5,763
Total	30,851	33,043	85,931	86,594

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Personnel	257	221	747	718
Services	156	145	450	411
Selling	129	89	326	302
Depreciation and amortization	59	48	183	166
Other	131	123	326	283
Total	732	626	2,032	1,880

c)       Other operating expenses, net

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Expenses related to Brumadinho event	22	1,495	1,576	3,401	3,613
Expenses related to de-characterization of dam	24(a)	-	183	-	375
Asset retirement obligations	24(b)	13	-	77	200
Provision for litigations	26(a)	384	166	800	494
Profit sharing program		142	133	587	475
Other		455	(76)	670	473
Total		2,489	1,982	5,535	5,630

6.	Financial results

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Financial income
Short-term investments		366	622	1,230	1,898
Other		121	121	408	305
		487	743	1,638	2,203
Financial expenses
Loans and borrowings gross interest	9(c)	(936)	(736)	(2,789)	(2,377)
Capitalized loans and borrowing costs		22	49	74	205
Interest on REFIS		(186)	(219)	(572)	(583)
Interest on lease liabilities	21	(70)	(82)	(224)	(238)
Other		(601)	(45)	(1,883)	(1,564)
		(1,771)	(1,033)	(5,394)	(4,557)
Other financial items, net
Participative shareholders' debentures	20	137	2,478	1,510	3,800
Financial guarantees	15(b)	-	2	-	2,413
Derivative financial instruments, net	18(c)	(277)	1,003	3,477	4,064
Foreign exchange and indexation gains (losses), net	14(a) e 15	(493)	8,974	(6,636)	6,895
		(633)	12,457	(1,649)	17,172
Total		(1,917)	12,167	(5,405)	14,818

Financial guarantees

As of September 30, 2023, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures was R$1.332 (US$266 million) (December 31, 2022: R$7,941 (US$1,522 million)), which the fair value is presented in note 13.

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

7. Income taxes

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated		Parent Company
		Three-month period ended September 30,
		2023	2022	2023	2022
Income before income taxes		14,582	27,409	13,916	27,901
Income taxes at statutory rate (34%)		(4,958)	(9,319)	(4,731)	(9,486)
Adjustments that affect the taxes basis:
Tax incentives		2,234	2,526	2,013	2,383
Equity results		156	154	1,098	1,681
Addition (reduction) of tax loss carryforward		2,432	(272)	1,538	4,366
Other		(480)	2,730	30	(3,559)
Income taxes		(616)	(4,181)	(52)	(4,615)
Current tax		(1,354)	(2,760)	(799)	(2,324)
Deferred tax		738	(1,421)	747	(2,291)
Income taxes		(616)	(4,181)	(52)	(4,615)

		Consolidated		Parent Company
		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Income before income taxes		39,973	86,424	35,897	92,669
Income taxes at statutory rate (34%)		(13,591)	(29,384)	(12,205)	(31,507)
Adjustments that affect the taxes basis:
Tax incentives		6,797	7,848	6,305	7,418
Equity results		165	303	1,134	10,555
Addition (reduction) of tax loss carryforward		1,229	(2,630)	2,103	-
Reversal of deferred income tax related to Renova Foundation	23(c)	(5,468)	-	(5,468)	-
Other		(653)	4,297	192	(2,770)
Income taxes		(11,521)	(19,566)	(7,939)	(16,304)
Current tax		(4,493)	(9,885)	(3,195)	(8,726)
Deferred tax		(7,028)	(9,681)	(4,744)	(7,578)
Income taxes		(11,521)	(19,566)	(7,939)	(16,304)

b)	Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as at December 31, 2022	56,195	7,372	48,823
Effect in income statement	(7,473)	(445)	(7,028)
Translation adjustment	(218)	(357)	139
Transfers between assets and liabilities	(5)	(5)	-
Other comprehensive income	(13)	159	(172)
Balance as at September 30, 2023	48,486	6,724	41,762

Balance as at December 31, 2021	63,847	10,494	53,353
Effect in income statement	(9,815)	(134)	(9,681)
Translation adjustment	(363)	(885)	522
Other comprehensive income	385	298	87
Transfers between assets and liabilities	(930)	(930)	-
Sale of California Steel Industries	-	(147)	147
Balance as at September 30, 2022	53,124	8,696	44,428

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)	Income taxes - Settlement program (“REFIS”)

	Consolidated
	September 30, 2023	December 31, 2022
Current liabilities	2,040	1,934
Non-current liabilities	8,732	9,753
REFIS liabilities	10,772	11,687

SELIC rate	12.75%	13.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d)   Uncertain tax positions (“UTP”)

There have not been any relevant developments on matters related to UTP since the financial statements for the year ended December 31, 2022.

e) Recoverable and payable taxes

						Consolidated
	September 30, 2023			December 31, 2022
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	1,245	12	99	1,364	5	242
Brazilian federal contributions ("PIS and COFINS")	2,782	4,479	254	3,602	3,861	182
Income taxes	2,712	1,835	1,524	1,614	1,927	1,156
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	362	-	-	284
Other	45	-	914	59	-	590
Total	6,784	6,326	3,153	6,639	5,793	2,454

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net income attributable to Vale's shareholders
Net income from continuing operations	13,864	23,286	27,958	66,547
Net income from discontinued operations	-	-	-	9,818
Net income	13,864	23,286	27,958	76,365

Thousands of shares
Weighted average number of common shares outstanding	4,314,556	4,549,205	4,387,641	4,674,248
Weighted average number of common shares outstanding and potential ordinary shares	4,318,388	4,553,843	4,391,472	4,678,886

Basic and diluted earnings per share from continuing operations
Common share (US$)	3.21	5.12	6.37	14.24
Basic and diluted earnings per share from discontinued operations
Common share (US$)	-	-	-	2.10
Basic and diluted earnings per share
Common share (US$)	3.21	5.12	6.37	16.34

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities:

				Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash flow from operating activities:
Income before income taxes		14,582	27,409	39,973	86,424
Adjusted for:
Equity results and other results in associates and joint ventures	14 and 23	(463)	(401)	(208)	(1,238)
Impairment (impairment reversal) and results on disposal of non-current assets, net	15 and 17	376	226	719	(4,773)
Provisions related to Brumadinho	22	907	740	1,585	1,377
Provision for de-characterization of dams	24	-	183	-	375
Depreciation, depletion and amortization		3,812	4,069	11,072	11,652
Financial results, net	6	1,917	(12,167)	5,405	(14,818)
Changes in assets and liabilities:
Accounts receivable	10	(2,156)	46	5,523	9,247
Inventories	11	(431)	(1,798)	(3,066)	(4,493)
Suppliers and contractors	12	2,422	5,919	4,656	4,351
Other assets and liabilities, net		(740)	(1,188)	(6,990)	(7,523)
Cash flow from operations		20,226	23,038	58,669	80,581

				Parent Company
				Nine-month period ended September 30,
			Notes	2023	2022
Cash flow from operating activities:
Income before income taxes				35,897	92,669
Adjusted for:
Equity results and others results from subsidiaries				(2,870)	(28,662)
Equity results and other results in associates and joint ventures			14 and 23	(208)	(1,238)
Impairment and results on disposal of non-current assets, net				622	569
Provisions related to Brumadinho			22	1,585	1,377
Provision for de-characterization of dams			24	-	375
Depreciation, depletion and amortization				6,784	6,497
Financial results, net				7,150	(6,119)
Changes in assets and liabilities:
Accounts receivable			10	3,192	(4,444)
Inventories			11	(412)	(238)
Suppliers and contractors			12	4,050	3,688
Other assets and liabilities, net				(2,870)	(3,297)
Cash flow from operations				52,920	61,177

b) Cash flow from investing activities

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash received from the sale of California Steel Industries	15(f)	-	-	-	2,269
Cash received from the sale of Companhia Siderúrgica do Pecém	15(b)	-	-	5,637	-
Cash contribution to Companhia Siderúrgica do Pecém	15(b)	-	-	(5,983)	-
Cash received from the sale of Midwestern System	15(e)	-	745	-	745
Proceeds (payments) from disposal of investments, net		-	745	(346)	3,014

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash received from the sale of Companhia Siderúrgica do Pecém	15(b)	-	-	5,637	-
Cash contribution to Companhia Siderúrgica do Pecém	15(b)	-	-	(5,983)	-
Cash received from the sale of Midwestern System	15(e)	-	815	-	815
Proceeds (payments) from disposal of investments, net		-	815	(346)	815

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	33,900	1,461	22,980	58,341
Additions	7,277	-	2,308	9,585
Payments	(2,561)	(205)	(321)	(3,087)
Interest paid (i)	(1,659)	(83)	(972)	(2,714)
Cash flow from financing activities	3,057	(288)	1,015	3,784
Effect of exchange rate	(1,097)	-	(1,041)	(2,138)
Interest accretion	1,698	98	1,094	2,890
Non-cash changes	601	98	53	752
September 30, 2023	37,558	1,271	24,048	62,877

	Consolidated
	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	44,501	2,120	21,346	67,967
Additions	-	-	4,133	4,133
Payments	(7,276)	(1,089)	(3,272)	(11,637)
Interest paid (i)	(2,943)	(239)	(174)	(3,356)
Cash flow from financing activities	(10,219)	(1,328)	687	(10,860)
Effect of exchange rate	(1,579)	(15)	(790)	(4,039)
Interest accretion	2,058	607	275	2,940
Non-cash changes	479	592	(515)	(1,099)
September 30, 2022	34,761	1,384	21,518	56,008

(i)	Classified as operating activities in the statement of cash flows.

Additions

•	In September 2023, the Company contracted a loan of R$727 (US$150 million) with Citibank, indexed to Secured Overnight Financing Rate (“SOFR”) with spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of R$7,277 (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033. The notes were sold at a price of 99.117% of the principal amount, resulting in a yield to maturity of 6.245%.

•	In March 2023, the Company contracted a loan of R$1,524 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

•	In July 2022, the Company contracted the credit line of R$805 (US$150 million) with SMBC Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In May 2022, the Company contracted a loan of R$967 (US$200 million) with MUFG Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In January 2022, the Company contracted two loans of R$2,361 (US$425 million) with The Bank of Nova Scotia, indexed to SOFR with spread adjustments and maturing in 2027.

Payments

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2,426 (US$500 million) and paid a premium of R$106 (US$22 million), recorded as “Other” under financial expenses (note 6) for the nine-month period ended September 30, 2023.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

•	In August 2022, the Company settled its infrastructure debentures of the 2nd series, by a payment of R$865 (US$170 million).

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In June 2022, the Company repurchased R$6,520 (US$1,291 million) of its Bonds and paid a premium of R$568 (US$113 million), which has been recorded and is presented as “Other expenses” in the financial results for the nine-month period ended September 30, 2022.

•	In January 2022, the Company prepaid R$993 (US$200 million) of a loan maturing in 2023 with The Bank of Nova Scotia.

d) Non-cash transactions

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	22	49	74	205

			Parent Company
			Nine-month period ended September 30,
			2023	2022
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs			74	205

10. Accounts receivable

		Consolidated		Parent Company
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Receivables from contracts with customers
Related parties	29	551	1,102	38,988	46,700
Third parties
Iron Solutions		13,410	16,346	1,391	634
Energy Transition Metals		3,020	5,135	-	7
Other		20	180	81	100
Accounts receivable		17,001	22,763	40,460	47,441
Expected credit loss		(235)	(226)	(64)	(61)
Accounts receivable, net		16,766	22,537	40,396	47,380

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 19), with these changes in the value of the receivables recorded in the Company's net operating revenue.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	September 30, 2023
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (R$ million)
Iron ore	29,824	107	+/-10%	+/- 1.559
Iron ore pellets	143	153	+/-10%	+/- 11
Copper	89	7,941	+/-10%	+/- 353

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

11. Inventories

	Consolidated		Parent Company
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Finished products
Iron Solutions	13,587	11,091	5,381	4,927
Energy Transition Metals	3,251	3,396	-	224
	16,838	14,487	5,381	5,151

Work in progress	3,508	4,175	3	144
Consumable inventory	5,871	5,272	2,739	2,790

Net realizable value provision (i)	(608)	(548)	(154)	(268)
Total of inventories	25,609	23,386	7,969	7,817

(i) In the nine-month period ended September 30, 2023, the effect of the net realizable value provision in the income statement was R$224 (US$45 million) (2022: R$163 (US$31 million)).

12. Suppliers and contractors

		Consolidated		Parent Company
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Third parties – Brazil		17,700	14,042	16,239	13,184
Third parties – Abroad		9,105	8,342	356	85
Related parties	29	1,150	894	1,357	979
Total		27,955	23,278	17,952	14,248

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was R$7,490 (US$1,496 million) as of September 30, 2023 (December 31, 2022: R$3,877 (US$743 million)), of which R$1,508 (US$301 million) (December 31, 2022: R$1,058 (US$202 million)) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	537	404
Derivative financial instruments	18	2,135	1,788	2,248	1,022
Investments in equity securities (i)		-	-	153	36
		2,135	1,788	2,938	1,462
Other financial liabilities
Derivative financial instruments	18	97	470	358	972
Other financial liabilities - Related parties	29(b)	812	2,086	-	-
Financial guarantees provided (ii)	15(b)	-	-	1	537
Liabilities related to the concession grant	13(a)	3,024	2,169	12,576	13,326
Contract liability and other financial liabilities		3,775	4,000	-	-
		7,708	8,725	12,935	14,835

		Parent Company
		Current		Non-Current
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	21	22
Derivative financial instruments		1,809	1,160	2,120	1,022
Investments in equity securities		-	-	93	31
Other financial assets		-	-	-	50
		1,809	1,160	2,234	1,125
Other financial liabilities
Derivative financial instruments		44	128	289	848
Loans - Related parties	29(b)	16,941	25,691	50,765	48,465
Other financial liabilities - Related parties	29(b)	3,125	3,660	-	-
Financial guarantees provided (ii)	15(b)	-	-	1	537
Liabilities related to the concession grant	13(a)	3,024	2,169	12,576	13,326
Contract liability and other financial liabilities		28	33	-	-
		23,162	31,681	63,631	63,176

(i) It mainly relates to a 2.66% noncontrolling interest in Boston Electrometallurgical Company, which aims to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company.

a) Liabilities related to the concession grant

	Consolidated
	December 31, 2022	Addition	Present value adjustment	Disbursements	September 30, 2023
Payment obligation	4,975	121	376	(209)	5,263
Infrastructure investment	10,520	377	245	(805)	10,337
	15,495	498	621	(1,014)	15,600

Current liabilities	2,169				3,024
Non-current liabilities	13,326				12,576
Liabilities	15,495				15,600

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	6.08% - 6.23%				5.57% - 5.98%

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

				Investments in associates and joint ventures		Equity results				Dividends received
						Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
Associates and joint ventures	Notes	% ownership	% voting capital	September 30, 2023	December 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
Iron Solutions
Baovale Mineração S.A.		50.00	50.00	132	125	5	4	12	11	-	5	-	5
Companhia Coreano-Brasileira de Pelotização		50.00	50.00	353	415	20	79	64	192	-	-	69	48
Companhia Hispano-Brasileira de Pelotização		50.89	50.00	227	250	23	50	44	55	-	23	95	30
Companhia Ítalo-Brasileira de Pelotização		50.90	50.00	317	323	21	56	57	121	-	-	114	93
Companhia Nipo-Brasileira de Pelotização		51.00	50.00	768	759	59	61	137	170	-	-	165	203
MRS Logística S.A.		48.45	47.37	3,089	2,656	205	116	437	264	-	-	-	-
Samarco Mineração S.A.	23	50.00	50.00	-	-	-	-	-	-	-	-	-	-
VLI S.A.		29.60	29.60	1,854	2,234	90	46	(384)	(54)	-	-	-	-
				6,740	6,762	423	412	367	759	-	28	443	379
Energy Transition Metals
Korea Nickel Corp. (i)		-	-	-	-	-	3	-	16	-	-	-	-
PT Kolaka Nickel Indonesia		20.00	20.00	59	-	-	-	-	-	-	-	-	-
				59	-	-	3	-	16	-	-	-	-
Others
Aliança Geração de Energia S.A.		55.00	55.00	2,015	1,772	49	43	141	126	-	121	84	121
Aliança Norte Energia Participações S.A.		51.00	51.00	526	553	(13)	(8)	(27)	(25)	-	-	-	-
California Steel Industries, Inc.	15(f)	-	-	-	-	-	-	-	-	-	-	-	360
Other				289	294	2	5	6	17	-	-	-	2
				2,830	2,619	38	40	120	118	-	121	84	483
Equity results in associates and joint ventures				9,629	9,381	461	455	487	893	-	149	527	862
Other results in associates and joint ventures	15			-	-	2	(54)	(279)	345	-	-	-	-
Equity results and other results in associates and joint ventures				9,629	9,381	463	401	208	1,238	-	149	527	862

(i) In September 2022, Vale concluded the divestment of its 25% stake in Korea Nickel Corp. for R$86 (US$16 million).

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Changes in the period

		Consolidated		Parent Company
	Notes	2023	2022	2023	2022
Balance as at January 1		9,381	9,771	122,573	143,640
Classification of the Midwestern System as asset held for sale	15(e)	-	-	-	(1,399)
Equity results and others results from subsidiaries		-	-	2,870	28,662
Equity results and other results in associates and joint ventures		487	893	466	2,381
Equity results in statement of comprehensive income		-	-	218	1,054
Dividends declared		(292)	(291)	(928)	(2,280)
Translation adjustment		(6)	(22)	(3,618)	(32,168)
Capital reduction in a foreign subsidiary			-	-	(7,885)
Share buyback programs	28(d)	-	-	(6,468)	(13,716)
Reorganization of nickel and copper operations		-	-	9,968	-
Merger of New Steel		-	-	-	(2,002)
Impairment of CSP	15(b)	-	(553)	-	(553)
Other		59	(92)	629	(752)
Balance as at September 30		9,629	9,706	125,710	114,982

Reorganization of nickel and copper operations – In July 2023, in the context of the corporate reorganization of the Energy Transition Metals segment in preparation for the agreement to sell the non-controlling interest in the assets of this segment (note 15a), Vale transferred through a capital contribution the assets and liabilities related to the Onça Puma ferro-nickel operations and the Sossego copper operations to its wholly-owned subsidiaries Mineração Onça Puma S.A. and Salobo Metais S.A., respectively. The corporate transactions occurred between Vale and its wholly-owned subsidiaries and, therefore, there is no impact at the Consolidated level.

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of US$1,500 (R$7,885 million) of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, which resulted in a gain of R$7,938 (US$1,543 million) presented as “Other financial items, net” (note 6) due to the reclassification of the cumulative translation adjustments following our accounting policy for such nature of transaction. The remaining balance of cumulative translation adjustments of VISA represents R$23,980 (US$4,789 million) as of September 30, 2023.

PT Vale Indonesia Tbk (“PTVI”) – PTVI has a Contract of Work with the government of Indonesia to operate its mining licenses, expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure. Therefore, the Company will have to make further divestment of PTVI’s shares no later than December 2025 to comply with these requirements, which may result in Vale losing its control over PTVI in future reporting periods.

Merger of New Steel – On April 29, 2022, the General Meeting approved the merger of New Steel Global N.V. (“New Steel”) into Vale. The merger did not result in the issuance of new shares or changed Vale's share capital, and the respective net assets were incorporated.

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

		Nine-month period ended September 30, 2023
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Companhia Siderúrgica do Pecém	15(b)	-	-	-	-	181
Mineração Rio do Norte	15(d)	-	-	-	-	(448)
		-	-	-	-	(267)

		Nine-month period ended September 30, 2022
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	15(e)	188	-	188	5,620	-
California Steel Industries	15(f)	-	779	779	-	741
Companhia Siderúrgica do Pecém (i)	15(b)	-	-	-	-	(685)
Other	16(e)	149	-	149	12	(40)
		337	779	1,116	5,632	16
Discontinued operations (Coal)	15(g)	14,636	-	14,636	(2,867)	-
		14,973	779	15,752	2,765	16

(i) Includes impairment of the investment in the amount of US$111 and a provision for accounts receivable with CSP in the amount of US$24.

a) Strategic partnership on the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals will make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM. As a result of both agreements, Manara Minerals and Engine No. 1 will hold a combined 13% equity interest in VBM for the consideration of approximately R$17 billion (US$3.4 billion), which will be contributed to VBM thereby diluting Vale to an 87% stake.

Therefore, the Company will retain control over VBM and this agreement shall be accounted for as an equity transaction with any result being recognized in shareholder’s equity upon closing of the transaction, which is expected to take place in 2024, subject to precedent condition, including the approval of the relevant antitrust and regulatory authorities.

b) Sale of Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of R$553 (US$111 million) and recorded a provision for accounts receivable with CSP in the amount of R$132 (US$24 million), both recorded in the income statement for the nine-month period ended September 30, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for R$11,147 (US$2,194 million), which was fully used to prepay most of the outstanding net debt of R$11,665 (US$2,296 million). The remaining balance was settled by the shareholders and so Vale disbursed R$346 (US$67 million) upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$181 (US$35 million) recorded as “Equity results and other results in associates and joint ventures” for the nine-month period ended September 30, 2023.

c) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. In April 2023, the Company completed the transaction and acquired the minority interest for R$653 (US$130 million), resulting in a gain of R$15 (US$3 million), recorded in equity as of September 30, 2023, as “Acquisitions and disposals of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Mineração Rio do Norte S.A. (“MRN”) – In April 2023, Vale signed a binding agreement with Ananke Alumina S.A. to sell its 40% stake in MRN, which has been impaired in full since 2021. Under the terms of the agreement, Vale will pay R$448 (US$93 million) to the buyer due to certain remaining commitments. Therefore, the Company recognized a provision for that amount with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, as “Equity results and other results in associates and joint ventures”. The completion of the transaction is expected for 2024, subject to customary regulatory approvals.

e) Midwestern System – During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”), which was signed in April 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of R$5,620 (US$1,121 million) recorded in the nine-month period ended September 30, 2022 as “Impairment reversal (impairment) and result on disposal of non-current assets”, of which R$1,121 (US$214 million) relates to the impairment reversal on the Property, plant and equipment and R$4,554 (US$916 million) is due to the remeasurement of the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of R$55 (US$9 million).

In July 2022, the Company received R$815 (US$153 million) on the completion of the transaction and recorded a gain of R$188 (US$37 million) due to the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

f) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for R$2,269 (US$437 million). In February 2022, the Company concluded the sale and recorded a gain of R$1,520 (US$292 million) for the nine-month period ended September 30, 2022, as “Equity results and other results in associates and joint ventures”, of which R$741 (US$142 million) relates to a gain from the sale and R$779 (US$150 million) is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

g) Discontinued operations (Coal) - In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

In December 2021, the Company entered into a binding agreement with Vulcan Resources for the sale of coal assets. According to the sale agreement, Vulcan has committed to pay the gross amount of R$1,285 (US$270 million) in addition of a 10-year royalty agreement, subject to certain mine production and coal price conditions and so, any gain will be recognized as incurred due to the nature and uncertainties related to the measurement of these royalties. To date, the Company has not recognized any gain in relation to these royalties.

Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of R$13,298 (US$2,511 million) and started presenting the coal segment as a discontinued operation from December 2021.

In April 2022, the transaction was completed and the Company recorded a net income from discontinued operations of R$9,818 (US$2,060 million) for the nine-month period ended September 30, 2022, which was mainly driven by the reclassification of the cumulative translation adjustments of R$14,636 (US$3,072 million), from the shareholders’ equity to the income statement, as required by IAS 21 - The Effects of Changes in Foreign Exchange Rates, partially offset by the derecognition of noncontrolling interest of R$2,783 (US$585 million) due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of R$2,867 (US$589 million) due to the impairment of assets acquired during the period and other working capital adjustments. These effects are presented below:

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Net income and cash flows from discontinued operations

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net income from discontinued operations
Net operating revenue	-	-	-	2,308
Cost of goods sold and services rendered	-	-	-	(1,370)
Operating expenses	-	-	-	(64)
Impairment and results on disposals of non-current assets, net	-	-	-	(2,867)
Operating loss	-	-	-	(1,993)
Cumulative translation adjustments	-	-	-	14,636
Derecognition of noncontrolling interest	-	-	-	(2,783)
Financial results, net	-	-	-	(33)
Net income before income taxes	-	-	-	9,827
Income taxes	-	-	-	(9)
Net income from discontinued operations	-	-	-	9,818
Net income attributable to Vale's shareholders	-	-	-	9,818

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	-	-	-	9,827
Adjustments:
Impairment and results on disposals of non-current assets, net	-	-	-	2,867
Derecognition of noncontrolling interest	-	-	-	2,783
Financial results, net	-	-	-	(14,603)
Decrease in assets and liabilities	-	-	-	(661)
Net cash generated by operating activities	-	-	-	213

Investing activities
Additions to property, plant and equipment	-	-	-	(201)
Disposal of coal, net of cash	-	-	-	(333)
Net cash used in investing activities	-	-	-	(534)

Financing activities
Payments	-	-	-	(54)
Net cash used by financing activities	-	-	-	(54)
Net cash used by discontinued operations	-	-	-	(375)

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16. Intangibles

	Consolidated
	Goodwill	Concessions	Software	Research and development project	Total
Balance as at December 31, 2022	16,643	33,570	454	2,754	53,421
Additions	3	1,001	136	23	1,163
Disposals	-	(111)	-	-	(111)
Amortization	-	(937)	(153)	-	(1,090)
Translation adjustment	(384)	-	(4)	-	(388)
Balance as at September 30, 2023	16,262	33,523	433	2,777	52,995
Cost	16,262	41,507	2,986	2,777	63,532
Accumulated amortization	-	(7,984)	(2,553)	-	(10,537)
Balance as at September 30, 2023	16,262	33,523	433	2,777	52,995

Balance as at December 31, 2021	17,905	29,149	479	2,754	50,287
Additions	-	2,294	130	-	2,424
Disposals	-	(62)	-	-	(62)
Amortization	-	(896)	(166)	-	(1,062)
Translation adjustment	(1,062)	-	(5)	-	(1,067)
Balance as at September 30, 2022	16,843	30,485	438	2,754	50,520
Cost	16,843	37,412	2,899	2,754	59,908
Accumulated amortization	-	(6,927)	(2,461)	-	(9,388)
Balance as at September 30, 2022	16,843	30,485	438	2,754	50,520

	Parent Company
	Concessions	Software	Research and development project	Total
Balance as at December 31, 2022	33,570	316	2,754	36,640
Additions	1,001	110	-	1,111
Disposals	(111)	-	-	(111)
Amortization	(937)	(103)	-	(1,040)
Restructuring of nickel and copper operations held by Vale		(12)		(12)
Balance as at September 30, 2023	33,523	311	2,754	36,588
Cost	41,507	1,667	2,754	45,928
Accumulated amortization	(7,984)	(1,356)	-	(9,340)
Balance as at September 30, 2023	33,523	311	2,754	36,588

Balance as at December 31, 2021	29,149	291	-	29,440
Additions	2,294	99	-	2,393
Disposals	(62)	-	-	(62)
Amortization	(896)	(88)	-	(984)
Merger of New Steel	-	-	2,754	2,754
Balance as at September 30, 2022	30,485	302	2,754	33,541
Cost	37,412	1,570	2,754	41,736
Accumulated amortization	(6,927)	(1,268)	-	(8,195)
Balance as at September 30, 2022	30,485	302	2,754	33,541

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as at December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	160	-	20,416	20,576
Disposals		(95)	(47)	(65)	(33)	(33)	-	(11)	(583)	(867)
Assets retirement obligation	24(b)	-	-	-	(983)	-	-	-	-	(983)
Depreciation, depletion and amortization		(1,706)	(1,925)	(2,751)	(1,712)	(617)	(697)	(1,224)	-	(10,632)
Translation adjustment		(502)	(255)	(525)	(955)	(12)	(226)	(205)	(774)	(3,454)
Transfers		6,978	4,680	3,044	1,406	544	-	(459)	(16,193)	-
Balance as at September 30, 2023		51,180	44,414	25,709	34,832	12,794	6,829	11,833	51,521	239,112
Cost		90,318	71,125	61,657	79,188	21,810	10,902	25,808	51,521	412,329
Accumulated depreciation		(39,138)	(26,711)	(35,948)	(44,356)	(9,016)	(4,073)	(13,975)	-	(173,217)
Balance as at September 30, 2023		51,180	44,414	25,709	34,832	12,794	6,829	11,833	51,521	239,112

Balance as at December 31, 2021		45,408	40,357	26,463	43,206	13,024	8,579	13,864	43,094	233,995
Additions (i)		-	-	-	-	-	221	-	18,751	18,972
Disposals		(95)	(49)	(25)	(1)	(38)	-	(9)	(315)	(532)
Assets retirement obligation	24(b)	-	-	-	(5,467)	-	-	-	-	(5,467)
Depreciation, depletion and amortization		(1,568)	(1,848)	(2,694)	(1,639)	(617)	(706)	(1,146)	-	(10,218)
Impairment reversal		295	177	339	203	-	-	107	-	1,121
Transfer to asset held for sale - Midwestern System		(295)	(177)	(339)	(203)	-	-	(107)	-	(1,121)
Translation adjustment		(1,012)	(732)	(762)	(3,249)	(20)	(256)	(533)	(2,051)	(8,615)
Transfers		1,682	2,304	2,440	2,010	623	-	1,546	(10,605)	-
Balance as at September 30, 2022		44,415	40,032	25,422	34,860	12,972	7,838	13,722	48,874	228,135
Cost		81,585	65,088	59,938	83,502	21,273	11,128	30,530	48,874	401,918
Accumulated depreciation		(37,170)	(25,056)	(34,516)	(48,642)	(8,301)	(3,290)	(16,808)	-	(173,783)
Balance as at September 30, 2022		44,415	40,032	25,422	34,860	12,972	7,838	13,722	48,874	228,135

(i) Includes capitalized interest, when applicable.

	Parent Company
	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as at December 31, 2022	30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)	-	-	-	-	-	88	-	13,618	13,706
Disposals	(77)	(24)	(48)	(32)	(33)	-	(9)	(352)	(575)
Restructuring of nickel and copper operations held by Vale	(3,310)	(1,183)	(480)	(2,510)	(1)	(1)	(204)	(1,378)	(9,067)
Assets retirement obligation	-	-	-	298	-	-	-	-	298
Depreciation, depletion and amortization	(948)	(1,317)	(1,240)	(571)	(585)	(276)	(985)	-	(5,922)
Transfers	4,865	3,551	1,972	65	539	-	(583)	(10,409)	-
Balance as at September 30, 2023	30,539	34,444	12,068	7,513	12,503	1,325	6,394	29,976	134,762
Cost	44,612	49,528	25,016	11,725	21,029	2,840	15,472	29,976	200,198
Accumulated depreciation	(14,073)	(15,084)	(12,948)	(4,212)	(8,526)	(1,515)	(9,078)	-	(65,436)
Balance as at September 30, 2023	30,539	34,444	12,068	7,513	12,503	1,325	6,394	29,976	134,762

Balance as at December 31, 2021	29,235	31,458	11,188	9,236	12,653	1,659	7,543	20,987	123,959
Additions (i)	-	-	-	-	-	177	-	12,503	12,680
Disposals	(83)	(42)	(8)	-	(38)	(9)	(7)	(251)	(438)
Assets retirement obligation	-	-	-	23	-	-	-	-	23
Depreciation, depletion and amortization	(899)	(1,276)	(1,222)	(493)	(586)	(281)	(924)	-	(5,681)
Merger of New Steel	11	2	11	-	-	-	7	17	48
Transfers	1,418	2,037	1,516	(27)	608	(3)	1,411	(6,960)	-
Balance as at September 30, 2022	29,682	32,179	11,485	8,739	12,637	1,543	8,030	26,296	130,591
Cost	42,891	47,202	24,144	13,314	20,471	2,689	18,039	26,296	195,046
Accumulated depreciation	(13,209)	(15,023)	(12,659)	(4,575)	(7,834)	(1,146)	(10,009)	-	(64,455)
Balance as at September 30, 2022	29,682	32,179	11,485	8,739	12,637	1,543	8,030	26,296	130,591

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2022	Additions and contract modifications	Depreciation	Translation adjustment	September 30, 2023
Ports	3,424	-	(203)	(118)	3,103
Vessels	2,364	24	(162)	(95)	2,131
Pelletizing plants	1,064	62	(188)	-	938
Properties	456	35	(95)	(1)	395
Energy plants	206	-	(23)	(9)	174
Mining equipment	78	39	(26)	(3)	88
Total	7,592	160	(697)	(226)	6,829

Lease liabilities are presented in note 21.

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	Consolidated
	September 30, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	326	171	59	752
IPCA swap	-	226	-	330
Dollar swap and forward transactions	3,603	4	2,123	37
LIBOR & SOFR swap	84	-	37	-
	4,013	401	2,219	1,119
Commodities price risk
Gasoil, Brent and freight	242	7	406	293
Energy Transition Metals	128	34	185	7
	370	41	591	300
Other	-	13	-	23

Total	4,383	455	2,810	1,442

b) Net exposure

	Consolidated
	September 30, 2023	December 31, 2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	155	(693)
IPCA swap	(226)	(330)
Dollar swap and forward transactions	3,599	2,086
LIBOR & SOFR swap (i)	84	37
	3,612	1,100
Commodities price risk
Gasoil, Brent and freight	235	113
Energy Transition Metals	94	178
	329	291

Other	(13)	(23)

Total	3,928	1,368

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale has finalized the negotiations for the replacement of the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)       Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(119)	236	817	1,641
IPCA swap	(36)	(16)	112	320
Dollar swap and forward operations	(369)	-	2,317	-
LIBOR & SOFR swap	44	987	68	2,014
Forwards	4	11	70	221
	(476)	1,218	3,384	4,196
Commodities price risk
Gasoil, Brent and freight	234	(2)	126	40
Energy Transition Metals	(35)	(161)	(42)	(34)
	199	(163)	84	6
Other	-	(52)	9	(138)

Total	(277)	1,003	3,477	4,064

d) Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	16	(243)	(24)	(468)
IPCA swap	(9)	250	8	304
Dollar swap and forward operations	215	-	804	-
LIBOR & SOFR swap	-	358	19	814
Forwards	4	229	70	185
	226	594	877	835
Commodities price risk
Gasoil, Brent and freight	5	(87)	21	(964)
Energy Transition Metals	108	8	306	55
	113	(79)	327	(909)
Others		(4)		(4)
Total	339	511	1,204	(78)

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024	2025+
CDI vs. US$ fixed rate swap					314	(431)	(16)	105	12	54	248
Receivable	R$ 5,429	R$ 6,356	CDI	100.48%
Payable	US$ 1,258	US$ 1,475	Fix	1.79%

TJLP vs. US$ fixed rate swap					(159)	(262)	(8)	16	(6)	(22)	(131)
Receivable	R$ 733	R$ 814	TJLP +	1.05%
Payable	US$ 183	US$ 204	Fix	3.44%

					155	(693)	(24)	121	6	32	117

IPCA swap vs. US$ fixed rate swap					(226)	(330)	8	23	-	(33)	(193)
Receivable	R$ 1,132	R$ 1,294	IPCA +	4.54%
Payable	US$ 280	US$ 320	Fix	3.88%

					(226)	(330)	8	23	-	(33)	(193)

R$ fixed rate vs. US$ fixed rate swap					3,338	1,658	363	290	1,012	1,299	1,027
Receivable	R$ 18,398	R$ 20,854	Fix	7.38%
Payable	US$ 3,495	US$ 3,948	Fix	0.00%

Forward	R$ 1,629	R$ 4,342	B	5.23	261	428	441	23	68	151	42

					3,599	2,086	804	313	1,080	1,450	1,069

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	314	(1,197)	(2,709)
	US$ interest rate inside Brazil decrease	314	109	(115)
	Brazilian interest rate increase	314	159	4
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(159)	(377)	(594)
	US$ interest rate inside Brazil decrease	(159)	(187)	(217)
	Brazilian interest rate increase	(159)	(195)	(227)
	TJLP interest rate decrease	(159)	(185)	(211)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(226)	(562)	(899)
	US$ interest rate inside Brazil decrease	(226)	(269)	(316)
	Brazilian interest rate increase	(226)	(283)	(338)
	IPCA index decrease	(226)	(253)	(280)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	3,338	(751)	(4,839)
	US$ interest rate inside Brazil decrease	3,338	3,071	2,792
	Brazilian interest rate increase	3,338	2,842	2,375
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	261	(66)	(393)
	US$ interest rate inside Brazil decrease	261	245	229
	Brazilian interest rate increase	261	233	206
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024	2025+
LIBOR vs. US$ fixed rate swap					41	37	19	1	21	20	-
Receivable	US$ 150	US$ 150	LIBOR	0.85%
Payable	US$ 150	US$ 150	Fix	0.85%

SOFR vs. US$ fixed rate swap					43	-	-	9	-	-	43
Receivable	US$ 2,000	-	SOFR	0.00%
Payable	US$ 2,000	-	Fix	3.76%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	41	36	31
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(36)	(31)

SOFR vs. US$ fixed rate swap	US$ SOFR decrease	43	(178)	(414)
Protected item: SOFR US$ indexed debt	US$ SOFR decrease	n.a.	178	414

Protection for American treasury volatility related to tender offer transaction

To reduce the volatility of the premium paid to investors on the tender offer transaction issued in September 2023, treasury lock transactions were implemented and have already been settled as of September 30, 2023.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023

Forwards	-	-	B	-	-	-	70	-	-

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024+
Brent crude oil (bbl)
Call options	23,046,000	22,600,500	B	94	239	384	-	98	11	228
Put options	23,046,000	22,600,500	S	60	(7)	(267)	-	3	-	(7)

Forward Freight Agreement (days)
Freight forwards	1,095	2,085	B	14,731	3	(4)	21	4	2	1
					235	113	21	105	13	222

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	232	(188)	(1,930)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	188	1,930

Forward Freight Agreement (days)
Forwards	Freight price decrease	3	(18)	(39)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	18	39

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024
Fixed price nickel sales protection (ton)
Nickel forwards	3,366	766	B	20,919	(34)	35	14	17	(18)	(16)

Hedge program for products acquisition for resale (ton)
Nickel forwards	-	384	S	-	-	(3)	10	-	-	-

					(34)	32	24	17	(18)	(16)

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(13)	(24)	-	12	(13)	-

					(13)	(24)	-	12	(13)	-

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	(34)	(112)	(189)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	66	189

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	n.a.	-	-
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(13)	(40)	(81)

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net investments hedge	(337)	(246)	386	162
Cash flow hedge	(83)	206	(4)	203

Cash flow hedge

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023

Nickel revenue hedge program
Forward	1,575	6,300	S	34,929	128	146	282	8	128
					128	146	282	8	128

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Nickel Revenue Hedging Program
Forward	Nickel price increase	128	92	55
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	(92)	(55)

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	September 30, 2023		December 31, 2022
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	321	-	168	-
Aa2	1,838	-	1,787	25
Aa3	1,054	-	1,248	-
A1	8,657	570	9,108	510
A2	918	1,162	4,894	753
A3	3,558	154	4,791	329
Baa1	24	-	2	-
Baa2	390	-	37	-
Ba2 (i)	2,140	1,818	2,142	910
Ba3 (i)	1,268	679	854	283
	20,168	4,383	25,031	2,810

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		September 30, 2023					December 31, 2022
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	19,864	-	-	19,864	24,711	-	-	24,711
Short-term investments	21	-	-	304	304	-	-	320	320
Derivative financial instruments	18	-	-	2,135	2,135	-	-	1,788	1,788
Accounts receivable	10	2,025	-	14,741	16,766	2,809	-	19,728	22,537
		21,889	-	17,180	39,069	27,520	-	21,836	49,356
Non-current
Judicial deposits	26(c)	6,492	-	-	6,492	6,338	-	-	6,338
Restricted cash		537	-	-	537	404	-	-	404
Derivative financial instruments	18	-	-	2,248	2,248	-	-	1,022	1,022
Investments in equity securities	13	-	153	-	153	-	36	-	36
		7,029	153	2,248	9,430	6,742	36	1,022	7,800
Total of financial assets		28,918	153	19,428	48,499	34,262	36	22,858	57,156

Financial liabilities
Current
Suppliers and contractors	12	27,955	-	-	27,955	23,278	-	-	23,278
Derivative financial instruments	18	-	-	97	97	-	-	470	470
Loans, borrowings and leases	21	4,888	-	-	4,888	2,552	-	-	2,552
Liabilities related to the concession grant	13(a)	3,024	-	-	3,024	2,169	-	-	2,169
Other financial liabilities - Related parties	29	812	-	-	812	2,086	-	-	2,086
Contract lliability and financial liabilities		3,775	-	-	3,775	4,000	-	-	4,000
		40,454	-	97	40,551	34,085	-	470	34,555
Non-current
Derivative financial instruments	18	-	-	358	358	-	-	972	972
Loans, borrowings and leases	21	65,401	-	-	65,401	63,778	-	-	63,778
Participative shareholders' debentures	20	-	-	12,042	12,042	-	-	14,218	14,218
Liabilities related to the concession grant	13(a)	12,576	-	-	12,576	13,326	-	-	13,326
Financial guarantees		-	-	1	1	-	-	537	537
		77,977	-	12,401	90,378	77,104	-	15,727	92,831
Total of financial liabilities		118,431	-	12,498	130,929	111,189	-	16,197	127,386

a) Hierarchy of fair value

			Consolidated
			September 30, 2023			December 31, 2022
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	304	-	-	304	320	-	-	320
Derivative financial instruments	18	-	4,383	-	4,383	-	2,810	-	2,810
Accounts receivable	10	-	14,741	-	14,741	-	19,728	-	19,728
Investments in equity securities	13	-	153	-	153	-	36	-	36
		304	19,277	-	19,581	320	22,574	-	22,894

Financial liabilities
Derivative financial instruments	18	-	455	-	455	-	1,442	-	1,442
Participative shareholders' debentures	20	-	12,042	-	12,042	-	14,218	-	14,218
Financial guarantees		-	1	-	1	-	537	-	537
		-	12,498	-	12,498	-	16,197	-	16,197

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

b) Fair value of loans and borrowings

	Consolidated
	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	36,428	35,658	32,642	32,626
Debentures	1,130	1,093	1,253	1,177
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,267	1,270	1,461	1,452
R$, with fixed interest	-	-	11	8
Basket of currencies and bonds in US$ indexed to SOFR	755	806	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	22,857	24,029	22,457	22,912
Other currencies, with variable interest	45	40	47	44
Other currencies, with fixed interest	395	401	470	474
Total	62,877	63,297	58,341	58,693

20. Participative shareholders’ debentures

				Financial results
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,		Liabilities
	2023	2022	2023	2022	2023	2022	September 30, 2023	December 31, 2022
Participative shareholders’ debentures	30.99	37.00	137	2	1,510	3,800	12,042	14,218

On October 2, 2023 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$535 (US$107 million) for the first semester of 2023 (2022: R$715 (US$137 million) for the first semester of 2022), as disclosed on the “Participating debentures report” available at on the Company’s website.

On April 3, 2023, the Company made available for withdrawal as remuneration the amount of R$637 (US$125 million) for the second semester of 2022 (2022: R$1,120 (US$225 million) for the second semester of 2021), as disclosed on the “Participating debentures report” available at on the Company’s website.

21. Loans, borrowings, leases, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	September 30, 2023	December 31, 2022
Debt contracts	62,877	58,341
Leases	7,412	7,989
Total of loans, borrowings and leases	70,289	66,330

(-) Cash and cash equivalents	19,864	24,711
(-) Short-term investments (i)	304	320
Net debt	50,121	41,299

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)    Cash and cash equivalents

	Consolidated
	September 30, 2023	December 31, 2022
R$	3,076	9,233
US$	15,296	14,602
Other currencies	1,492	876
	19,864	24,711

c)	Loans, borrowings, and leases

i) Total debt

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Quoted in the secondary market:
US$ Bonds	6.03%	-	-	35,839	32,125
R$, Debentures (ii)	9.98%	459	244	635	973
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	239	239	1,028	1,206
R$, with fixed interest		-	8	-	-
Basket of currencies and bonds in US$ indexed to SOFR	7.08%	-	-	751	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.65%	2,250	282	20,347	21,978
Other currencies, with variable interest	4.10%	-	-	44	49
Other currencies, with fixed interest	3.87%	58	60	332	406
Accrued charges		895	771	-	-
		3,901	1,604	58,976	56,737

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Quoted in the secondary market:
US$,Bonds	5.66%	-	-	2,460	2,563
R$, Debentures (ii)	9.98%	459	244	635	973
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	239	239	1,028	1,206
R$, with fixed interest		-	8	-	-
Basket of currencies and bonds in US$ indexed to SOFR	7.08%	-	-	751	-
Debt contracts in the international market in:
US$, with variable interest	5.62%	2,253	-	8,864	10,018
Other currencies, with variable interest	4.10%	-	-	44	49
Accrued charges		148	182	-	-
		3,099	673	13,782	14,809

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2023.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.31% per year in US$.

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Future flows of debt payments, principal and interest

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2023	125	1,193	123	185
2024	3,261	3,915	3,202	1,046
2025	2,242	3,786	675	919
2026	2,846	3,651	424	884
2027	8,495	3,153	3,796	734
Between 2028 and 2030	16,383	7,746	3,755	1,231
2031 onwards	28,630	10,952	4,758	2,362
Total	61,982	34,396	16,733	7,361

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2023 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as of September 30, 2023.

ii) Lease liabilities

	Consolidated
	December 31, 2022	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	September 30, 2023
Ports	3,599	-	(255)	97	(129)	3,312
Vessels	2,303	24	(236)	62	(112)	2,041
Pelletizing plants	1,157	62	(46)	32	-	1,205
Properties	549	35	(119)	19	(1)	483
Energy plants	274	-	(21)	11	(17)	247
Mining equipment	107	39	(17)	3	(8)	124
Total	7,989	160	(694)	224	(267)	7,412
Current liabilities	948					987
Non-current liabilities	7,041					6,425
Total	7,989					7,412

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$680 (US$136 million), recorded in the income statement for the nine-month period ended September 30, 2023 (2022: R$680 (US$270 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

Consolidated
	2023	2024	2025	2026	2027 onwards	Total	Remaining term (years)	Discount rate
Ports	106	324	322	258	3,489	4,499	3 to 20	3% to 5%
Vessels	77	301	294	269	1,461	2,402	2 to 10	3% to 4%
Pelletizing plants	276	242	229	83	555	1,385	1 to 10	2% to 5%
Properties	60	136	87	74	181	538	1 to 10	1% to 6%
Energy plants	8	32	32	28	227	327	1 to 7	5% to 6%
Mining equipment	21	48	28	22	15	134	1 to 5	2% to 6%
Total	548	1,083	992	734	5,928	9,285

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

	Consolidated
	December 31, 2022	Operating expenses	Monetary and present value adjustments	Disbursements	September 30, 2023
Global Settlement for Brumadinho
Payment obligations	4,602	-	280	(1,221)	3,661
Provision for socio-economic reparation and others	4,523	-	624	(1,901)	3,246
Provision for social and environmental reparation	4,057	-	369	(272)	4,154
	13,182	-	1,273	(3,394)	11,061
Commitments
Tailings containment, geotechnical safety and environmental reparation	2,916	531	217	(608)	3,056
Individual indemnification	237	498	35	(262)	508
Other commitments	947	556	159	(279)	1,384
	4,100	1,585	411	(1,149)	4,948

Liability	17,282	1,585	1,684	(4,543)	16,009

Current liability	4,926				6,629
Non-current liability	12,356				9,380
Liability	17,282				16,009

Discount rate in nominal terms	9.08%				9.35%

(i) In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating expenses, net” (note 5c), in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In the nine-month period ended September 30, 2023, the Company incurred expenses in the amount of R$1,816 (US$363 million) (2022: R$2,236 (US$437 million)).

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages were excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay R$1 (US$200 thousand) per fatality. In June 2023, the Superior Labor Court ruled the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. The Company is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2024.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$359 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$779 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain of Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid R$285 (US$56 million) during the nine-month period ended September 30. 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved by the court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$18 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of R$86 (US$18 million) during the three-month period ended September 30, 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. The Company received R$71 (US$13 million) from insurers for the nine-month period ended September 30, 2023. In 2022, Vale did not receive payment of indemnification from insurers.

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

23. Liabilities related to associates and joint ventures

a) Samarco dam failure

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

b)       Changes on the provisions in the period

	December 31, 2022	Monetary and present value adjustments	Disbursements	September 30, 2023
Renova Foundation reparation and compensation programs	16,302	858	(2,088)	15,072
De-characterization of the Germano dam	1,026	25	-	1,051
Liabilities	17,328	883	(2,088)	16,123
Current liabilities	9,973			4,503
Non-current liabilities	7,355			11,620
Liabilities	17,328			16,123

Discount rate in nominal terms	6.20% - 9.51%			5.85% - 9.51%

c)	Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan (“Plan”), which was approved by the creditors in July 2023, and confirmed by the JR court in September 2023.

Under the Plan, Samarco’s existing R$24 billion (US$4.8 billion) of financial debt held by creditors will be exchanged for approximately R$19 billion (US$3.7 billion) of long-term unsecured debt, with payments from 2024 to 2030, in line with Samarco's operational ramp-up and cash flow generation. This new long-term debt will be non-recourse to Samarco’s shareholders.

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The Plan also provides that additional cash demands from Fundação Renova will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation.

Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of R$5,468 (US$1,078 million) was reversed in full, with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, recorded as “Income taxes” (note 7a).

In addition, the Plan does not require the capitalization of the expenses of R$3,707 (US$740 million) that were incurred in the past and so, there is no change in relation to the tax treatment adopted. This matter was disclosed in the annual financial statements for the year ended December 31, 2022, in the uncertain tax positions note.

d)	Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking R$155 billion (US$31 billion) (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the R$155 billion (US$31 billion) claim. Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$31 billion) Federal Public Prosecution Office claim.

The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs. However, the potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already reserved; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of these obligations.

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of R$10.3 billion (US$2.1 billion), in ten installments, which the effect for Vale would be 50% of this amount. On April 28, 2023, the Federal Court granted the companies' request for a suspensive effect on the decision that determined this deposit.

In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with the TTAC obligations.

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Criminal proceedings

In September 2019, the court has dismissed part of the charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP for allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, in which BHP requests the sharing with Vale of any reflection in the UK claim. However, the Company believes that is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter.

In August 2023, the English court rejected the Company’s filing at the initial stage of the proceedings to contest the competence of the English Court jurisdiction in relation to Vale. The Company is taking the appropriate legal measures to defend itself against any alleged liability related to the UK Claim and has assessed the likelihood of loss in this proceeding as remote. Additionally, the Company believes that any amount to be paid would be reduced by the compensation already included in the TTAC, for which the Company has sufficient provisions recorded at the balance sheet.

24. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, require the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted Law no. 14.066, which modified the National Dam Safety Policy (Law no. 12,334/2020), reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically infeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of R$192 (US$37 million) to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published decree no. 11,310, which regulates dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the procedures for measuring and executing these guarantees are still being discussed by the responsible public agencies.

In February 2023, ANM issued a resolution that modifies the current dam safety regulation. The main changes are new rules in connection with the active and passive monitoring during the de-characterization of dams, the simplified dam collapse study and simplified emergency action plan for specific cases, and the dam safety plan. The Company believes its provisions are sufficient to comply with the effective legal obligations.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Thus, depending on the development of these laws, the provisions registered by the Company may be materially impacted in future periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with Law 14,066, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which reduced from 6.16% to 5.80%. Changes in the provisions are as follows:

	Consolidated
	2023	2022
Balance as at January 1,	17,627	19,666
Additional provision	-	375
Disbursements	(1,588)	(1,271)
Monetary and present value adjustments	1,066	(98)
Balance as at September 30,	17,105	18,672

	September 30, 2023	December 31, 2022
Current liabilities	2,428	1,865
Non-current liabilities	14,677	15,762
Liabilities	17,105	17,627

Evacuation of communities

As disclosed in the annual financial statements for the year ended December 31, 2022, the Company is defending itself in two public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais claiming injunctions and socio-economic damages arising from the evacuations of communities located within the self-rescue zones of the dams located in Ouro Preto (Doutor) and Barão de Cocais (Sul Superior).

In August 2023, Vale entered into an agreement to extinguish the Public Civil Action of the Sul Superior dam, in the amount of R$527 (US$108 million), which is recorded as other liabilities on the balance sheet as at September 30, 2023.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$229 (US$47 million) for the nine-month period ended September 30, 2023 (2022: R$1,039 (US$202 million)). The Company is working on legal and technical measures to resume all operations at full capacity.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Liability by geographical area
Brazil	9,289	9,331	7,834	8,748	5.85%	6.20%	2096	2096
Canada	6,871	8,781	-	-	1.94%	1.11%	2148	2148
Oman	572	596	-	-	3.65%	3.90%	2035	2035
Indonesia	373	382	-	-	4.30%	4.33%	2061	2061
Other regions	620	752	-	-	2,38% - 2,85%	1.84% - 2.00%	-	-
	17,725	19,842	7,834	8,748

Provision changes during the period

	Consolidated

	2023			2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance on January 1,	18,084	1,758	19,842	23,906	1,649	25,555
Monetary and present value adjustments	448	50	498	233	1	234
Disbursements	(530)	(385)	(915)	(375)	(212)	(587)
Revisions on projected cash flows	(1,637)	388	(1,249)	(5,884)	(19)	(5,903)
Transfer to assets held for sale	-	-	-	(231)	(9)	(240)
Translation adjustment	(437)	(14)	(451)	(1,886)	(18)	(1,904)
Balance on September 30,	15,928	1,797	17,725	15,763	1,392	17,155

	September 30, 2023			December 31, 2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	1,058	744	1,802	1,095	490	1,585
Non-current	14,870	1,053	15,923	16,989	1,268	18,257
Liability	15,928	1,797	17,725	18,084	1,758	19,842

Financial guarantees

The Company has issued letters of credit and surety bonds for US$894 (R$4.477 million) as of September 30, 2023 (December 31, 2022: R$3,361 (US$644 million)), in connection with the asset retirement obligations for its Energy Transition Metals operations. In addition, for Indonesia, the Company has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

25. Provisions

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Provisions for litigation	26	597	551	6,716	6,187
Employee post retirement obligation	27	389	344	6,165	6,572
Payroll, related charges and other remunerations		3,736	4,507	-	-
		4,722	5,402	12,881	12,759

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of September 30, 2023, is R$2,718 (US$543 million) (2022: R$2,598 (US$498 million)). This proceeding is fully guaranteed by a judicial deposit.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as at December 31, 2022	3,008	1,509	2,145	76	6,738
Additions and reversals, net	21	302	476	1	800
Payments	(16)	(168)	(321)	(14)	(519)
Indexation and interest	154	145	(32)	27	294
Balance as at September, 30, 2023	3,167	1,788	2,268	90	7,313

Balance as at December 31, 2021	2,542	1,579	2,000	42	6,163
Additions and reversals, net	16	198	251	29	494
Payments	(5)	(266)	(221)	(3)	(495)
Indexation and interest	111	140	66	1	318
Discontinued operations	(4)	(39)	(8)	-	(51)
Balance as at September, 30, 2022	2,660	1,612	2,088	69	6,429

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Contingent liabilities

	Consolidated
	September 30, 2023	December 31, 2022
Tax litigations	33,705	34,383
Civil litigations	6,492	6,625
Labor litigations	2,485	2,970
Environmental litigations	6,358	5,750
Total	49,040	49,728

There have not been any relevant developments since the December 31, 2022, financial statements.

c) Judicial deposits

	Consolidated
	September 30, 2023	December 31, 2022
Tax litigations	5,077	4,928
Civil litigations	598	640
Labor litigations	732	701
Environmental litigations	85	69
Total	6,492	6,338

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$12.7 billion (US$2.5 billion) (December 31, 2022: R$12 billion (US$2.3 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

a) Employee post retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2023			December 31, 2022
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at the beginning of the period	5,816	-	-	5,135	-	-
Interest income	391	-	-	430	-	-
Changes on asset ceiling	1,624	-	-	334	-	-
Translation adjustment	(18)	-	-	(83)	-	-
Balance at the end of the period	7,813	-	-	5,816	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(25,104)	(2,973)	(5,227)	(26,828)	(3,168)	(5,522)
Fair value of assets	33,318	1,646	-	33,079	1,774	-
Effect of the asset ceiling	(7,813)	-	-	(5,816)	-	-
Assets (liabilities)	401	(1,327)	(5,227)	435	(1,394)	(5,522)
Current liabilities	-	(68)	(315)	-	(52)	(292)
Non-current assets (liabilities)	401	(1,259)	(4,912)	435	(1,342)	(5,230)
Assets (liabilities)	401	(1,327)	(5,227)	435	(1,394)	(5,522)

(i) The pension plan asset is recorded as “Other non-current assets” in the statement of financial position.

b) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

On March 30, 2023, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$81.82 and US$15.94 per share. The number of shares that will be granted for the 2023 cycle is 1,330,503 (2022: 1,437,588 shares).

On April 28, 2023, a new cycle of the PSU program has started and the Company will grant up to 1,177,755 shares (2022: 1,709,955 shares). The fair value was calculated based on the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations and the expected value of the total performance factor are presented below:

	2023	2022
Granted shares	1,177,755	1,709,955
Date shares were granted	January 2, 2023	January 3, 2022
VALE (R$)	88.88	78.00
VALE ON (US$)	16.60	13.81
Expected volatility (per year)	48.33%	39.00%
Expected term (in years)	3	3
Expected shareholder return indicator	72,42%	51,20%
Expected performance factor	79.32%	53.08%

The fair value of both programs will be recognized on a straight-line basis over the required three-year period of service, net of estimated losses.

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28. Equity

a)       Share capital

As at September 30, 2023, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2023
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	954,874,781	-	954,874,781
Previ	395,535,756	-	395,535,756
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	272,991,970	-	272,991,970
Free floating	3,347,979,507	-	3,347,979,507
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,302,854,288	12	4,302,854,300
Shares in treasury	236,153,280	-	236,153,280
Total capital	4,539,007,568	12	4,539,007,580

The information presented above is based on communications sent by shareholders pursuant to Instruction 358 issued by the Brazilian Securities Exchange Commission (“CVM”).

b) Cancelation of treasury shares

	Number of canceled shares	Carrying amount
Cancelation approved on March 2, 2023 (i)	239,881,683	21,397
Nine-month period ended September 30, 2023	239,881,683	21,397

Cancelation approved on February 24, 2022 (i)	133,418,347	14,589
Cancellation approved on July 28, 2022	220,150,800	19,466
Nine-month period ended September 30, 2022	353,569,147	34,055

(i) During the nine-month period ended September 30, 2023 and 2022, the Board of Directors approved cancelations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital. The effects were recorded within recorded within shareholders' equity as "Treasury shares cancelled", between "Profit reserves" and "Treasury shares".

c)	Remuneration approved

•	On October 26, 2023 (subsequent event), the Board of Directors approved an additional remuneration to its shareholders in the amount of R$10,033 (US$2,000 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which R$3,295 (US$657 million) was approved as interest on capital and R$6,738 (US$1,343 million) as dividends. This amount is expected to be paid in December 2023.

•	On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of R$8,277 (US$1,744 million) as an anticipation of remuneration for the year ended December 31, 2023. This amount was fully paid in September 2023.

•	On February 16, 2023, the Board of Directors approved shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and R$2,265 (US$437 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. This amount was fully paid in March 2023.

•	On February 24, 2022, the Board of Directors approved the remuneration to its shareholders in the amount of R$17,849 (US$3,500 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. This amount was fully paid in March 2022.

•	On December 1, 2022, the Board of Directors approved interest on capital to its shareholders in the amount of R$1,319 (US$254 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. This amount was fully paid in March 2023.

52

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2023	2022	2023	2022
Shares buyback program for 500,000,000 shares (i)
Acquired by Parent	93,638,352	55,645,200	6,906	4,382
Acquired by wholly owned subsidiaries	88,058,750	63,469,279	6,468	4,957
	181,697,102	119,114,479	13,374	9,339

Shares buyback program for 470,000,000 shares (ii)
Acquired by Parent	-	81,855,600	-	7,467
Acquired by wholly owned subsidiaries	-	96,959,900	-	8,758
	-	178,815,500	-	16,225
Shares buyback program	181,697,102	297,929,979	13,374	25,564

(i) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs. Due to the conclusion of the current program, the Board of Directors approved on October 26, 2023 (subsequent event) a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months.

(ii) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

53

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)       Transactions with related parties

	Consolidated
	Three-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	482	-	7
Aliança Geração de Energia S.A.	-	(182)	-	-	(181)	-
Pelletizing companies (i)	-	(327)	(37)	-	(429)	(39)
MRS Logística S.A.	-	(640)	-	2	(616)	-
Norte Energia S.A.	-	(130)	-	-	(195)	-
Other	41	(12)	4	59	(12)	(1)
	41	(1,291)	(33)	543	(1,433)	(33)
Associates
VLI	463	(44)	(3)	381	(43)	(3)
Other	-	-	-	3	(2)	(8)
	463	(44)	(3)	384	(45)	(11)
Shareholders
Bradesco	-	-	(229)	-	-	459
Mitsui	297	-	-	355	-	-
Banco do Brasil	-	-	1	-	-	2
	297	-	(228)	355	-	461

Total	801	(1,335)	(264)	1,282	(1,478)	417

	Consolidated
	Nine-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	484	-	-	1,771	-	(6)
Aliança Geração de Energia S.A.	-	(448)	-	-	(449)	-
Pelletizing companies (i)	-	(772)	(164)	-	(1,272)	(141)
MRS Logística S.A.	-	(1,536)	-	5	(1,508)	-
Norte Energia S.A.	-	(434)	-	-	(512)	-
Other	120	(39)	4	158	(29)	(1)
	604	(3,229)	(160)	1,934	(3,770)	(148)
Associates
VLI	1,195	(100)	(9)	1,116	(106)	(9)
Other	-	(2)	1	6	(2)	(8)
	1,195	(102)	(8)	1,122	(108)	(17)
Shareholders
Bradesco	-	-	1,123	-	-	1,444
Mitsui	949	-	-	1,143	-	-
Banco do Brasil	-	-	2	-	-	5
	949	-	1,125	1,143	-	1,449

Total	2,748	(3,331)	957	4,199	(3,878)	1,284

54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Three-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	29,498	-	(194)	34,194	-	160
Other	43	(332)	(96)	55	(180)	(56)
	29,541	(332)	(290)	34,249	(180)	104
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	482	-	7
Aliança Geração de Energia S.A.	-	(182)	-	-	(181)	-
Pelletizing companies (i)	-	(327)	(10)	-	(430)	(13)
MRS Logística S.A.	-	(640)	-	5	(616)	-
Norte Energia S.A.	-	(130)	-	-	(195)	-
Other	41	(12)	4	59	(13)	-
	41	(1,291)	(6)	546	(1,435)	(6)
Associates
VLI	463	(44)	(3)	381	(43)	(3)
Other	-	-	-	1	-	(9)
	463	(44)	(3)	382	(43)	(12)
Shareholders
Bradesco	-	-	(232)	-	-	441
Banco do Brasil	-	-	-	-	-	1
	-	-	(232)	-	-	442

Total	30,045	(1,667)	(531)	35,177	(1,658)	528

	Parent Company
	Nine-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	82,563	-	(4,951)	94,405	-	(3,291)
Other	171	(749)	(315)	168	(614)	(66)
	82,734	(749)	(5,266)	94,573	(614)	(3,357)
Joint Ventures
Companhia Siderúrgica do Pecém	484	-	-	1,759	-	(6)
Aliança Geração de Energia S.A.	-	(448)	-	-	(449)	-
Pelletizing companies (i)	-	(772)	(32)	-	(1,272)	(33)
MRS Logística S.A.	-	(1,536)	-	5	(1,508)	-
Norte Energia S.A.	-	(434)	-	-	(512)	-
Other	120	(39)	3	158	(29)	(1)
	604	(3,229)	(29)	1,922	(3,770)	(40)
Associates
VLI	1,195	(100)	(9)	1,116	(106)	(9)
Other	-	-	1	3	-	(8)
	1,195	(100)	(8)	1,119	(106)	(17)
Shareholders
Bradesco	-	-	1,114	-	-	1,389
Banco do Brasil	-	-	1	-	-	3
	-	-	1,115	-	-	1,392

Total	84,533	(4,078)	(4,188)	97,614	(4,490)	(2,022)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

55

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Outstanding balances with related parties

	Consolidated
	Assets
	September 30, 2023			December 31, 2022
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	475	89
Pelletizing companies (i)	-	-	69	-	-	128
MRS Logística S.A.	-	-	127	-	-	128
Other	-	17	83	-	19	260
	-	17	279	-	494	605
Associates
VLI	-	417	-	-	71	-
Other	-	3	6	-	-	12
	-	420	6	-	71	12
Shareholders
Bradesco	1,315	-	1,856	1,749	-	802
Banco do Brasil	291	-	-	156	-	-
Mitsui	-	24	-	-	467	-
	1,606	24	1,856	1,905	467	802
Pension plan	-	90	-	-	70	-
Total	1,606	551	2,141	1,905	1,102	1,419

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Consolidated
	Liabilities
	September 30, 2023		December 31, 2022
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	692	812	326	2,086
MRS Logística S.A.	171	-	299	-
Other	194	-	157	-
	1,057	812	782	2,086
Associates
VLI	25	506	27	274
Other	14	-	16	-
	39	506	43	274
Shareholders
Bradesco	-	111	-	391
Mitsui	-	-	7	-
	-	111	7	391
Pension plan	54	-	62	-
Total	1,150	1,429	894	2,751

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

56

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Assets
	September 30, 2023			December 31, 2022
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	-	38,346	-	-	46,021	-
Minerações Brasileiras Reunidas S.A.	-	-	236	-	-	229
Salobo Metais	-	72	-	-	36	400
Other	-	43	121	-	8	111
	-	38,461	357	-	46,065	740
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	475	89
Pelletizing companies (i)	-	-	69	-	-	128
MRS Logistica S.A.	-	-	23	-	-	23
Other	-	17	83	-	19	260
	-	17	175	-	494	500
Associates
VLI	-	417	-	-	71	-
Other	-	3	6	-	-	3
	-	420	6	-	71	3
Shareholders
Bradesco	117	-	1,856	744	-	802
Banco do Brasil	72	-	-	15	-	-
	189	-	1,856	759	-	802
Pension Plan	-	90	-	-	70	-
Total	189	38,988	2,394	759	46,700	2,045

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	Liabilities
	September 30, 2023			December 31, 2022
	Supplier and contractors	Loans	Financial instruments and other liabilities	Supplier and contractors	Loans	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	67,706	4,846	-	74,156	5,037
Minerações Brasileiras Reunidas S.A.	-	-	-	-	-	-
Salobo	6		136			-
Other	253	-	3,223	101	-	3,762
	259	67,706	8,205	101	74,156	8,799
Joint Ventures
Pelletizing companies (i)	692	-	-	326	-	-
MRS Logística S.A.	171	-	-	299	-	-
Other	149	-	-	157	-	-
	1,012	-	-	782	-	-
Associates
VLI	25	-	506	27	-	274
Other	10	-	-	1	-	-
	35	-	506	28	-	274
Shareholders
Bradesco	-	-	111	-	-	391
Mitsui	-	-	-	7	-	-
	-	-	111	7	-	391
Pension plan	51	-	-	61	-	-
Total	1,357	67,706	8,822	979	74,156	9,464

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

57

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 26, 2023		Director of Investor Relations